SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2001

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]     Form 40-F [__]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [__]      No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner ––––––––––––––––
Dated: October 11, 2001

5 September 2001

Reuters Names Heads of Four Customer Segments

London – Reuters, the global news, information and technology group, today named the executives who will be heading its four customer segments. In June the Company announced that it was reorganising its operations into four principal customer segments: Asset Management, Investment Banking and Brokerage, Corporates and Media, and Treasury.

Jane Platt, who joins Reuters from Barclays Stockbrokers, is to head the Asset Management segment. Devin Wenig will manage the Investment Banking and Brokerage segment. Sarah Dunn will be responsible for Corporates and Media and Julie Holland will lead Treasury. The four executives will report to Philip Green, Reuters Chief Operating Officer. Devin Wenig and Sarah Dunn will be based in New York and Jane Platt and Julie Holland in London.

Tom Glocer, Reuters Chief Executive, commented: “In June we announced our intention to structure our business around four customer segments designed to deliver revenue growth, higher margins and enhanced customer service. Over the summer we made good progress on our Business Transformation Programme and now have the four segment heads and other senior executives in place to lead Reuters through this exciting period of change.

“I am delighted that a professional of Jane Platt’s experience and standing is joining Reuters to head our new asset management segment. We felt it was important to recruit a market insider to lead our efforts to grow Reuters business in this high potential sector.”

Jane Platt (44) was appointed Chief Executive of Barclays Stockbrokers and Barclays Bank Trust Co. in 1997. Under her leadership these businesses were transformed into one profitable, integrated organisation, Barclays Stockbrokers, employing some 1,800 people. Barclays Stockbrokers became the UK market leader in execution-only broking and segregated asset management for the affluent segment, with growing advisory broking and fiduciary services capabilities.

Jane has worked in the City since 1979 when she trained as an institutional fund manager. She was a senior pension fund manager with Mercury Asset Management before she joined BZW Investment Management (BZWIM) in 1988 as Business Development Director. BZWIM became market leader in index tracking funds while she held that role. Jane was promoted to other UK and European roles within BZWIM, including Managing Director and finally Chief Operating Officer for Barclays Asset Management at the time of the acquisition of Wells Fargo Nikko Investment Advisors.

Devin Wenig (35) was appointed President, Reuters Information in January 2001. In recent months, he has been leading the pending acquisition of the principal US assets of Bridge Information Systems Inc. Devin joined Reuters in 1993 as Corporate Counsel,

Reuters America and subsequently held a series of senior marketing and management positions within the Group. He is a director of several Reuters subsidiaries and portfolio companies including Aether Systems, Multex.com, and Loan Pricing Corporation.

Sarah Dunn (41) became Chief Executive Officer of Reuters Lipper subsidiary in January 2000. Sarah joined Reuters in 1986 in the UK and transferred to Reuters America in 1995 as Vice President, Marketing. She has subsequently held a series of management roles at Reuters America including that of Executive Vice President, Global Accounts.

Julie Holland (50) was appointed Managing Director of Reuters UK and Ireland in 1996, having previously been Deputy Managing Director of the region for two years. She joined Reuters in 1975 and held a series of sales and marketing roles in both the UK and The Netherlands. In 1985, Julie became Marketing Manager for Instinet in the UK and returned to the Reuters UKI operation as Sales Manager in 1988.

Pictures available at www.about.reuters.com/investormedia/image_library/personnel.asp

End

Contacts:

Adrian Duffield	Tel: +44 (0)20 7542 4890
Corporate Relations - UK
peter.v.thomas@reuters.com or adrian.duffield@reuters.com

Nancy Bobrowitz/Felicia Cosby	Tel: +1 646 223 5220/5223
Corporate Communications - USA
nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com

Note to editors:

Reuters (www.about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Reuters is the world’s largest international text and television news agency with 2,260 journalists, photographers and camera operators in 190 bureaux. In 2000 the Group had revenues of £3.59 billion and on 30 June 2001, the Group employed 19,081 staff in 210 cities in 99 countries. Reuters celebrates its 150th anniversary this year.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

24 September 2001

Reuters agrees to sell VentureOne For £21M

23/01

London – Reuters, the global information and news group, has agreed to sell its majority stake in VentureOne Corporation to Wicks Business Information, LLC subject to customary closing conditions for a consideration of £21 million in cash. Reuters expects to realise in the order of £17 million of pre-tax profit in the second half of this year.

VentureOne Corporation, based in San Francisco, provides information and research for the venture capital investment industry.

Reuters acquired VentureOne in January 1999.

End

Contact

Peter Thomas/Adrian Duffield	Tel: +44 (0) 20 7542 4890/4728
Corporate Relations - UK

peter.v.thomas@reuters.com or adrian.duffield@reuters.com

Nancy Bobrowitz/Felicia Cosby	Tel: +1 646-223-5220/5223
Corporate Communications - USA

nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com

Note to editors:

Reuters (www.about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Reuters is the world’s largest international text and television news agency with 2,260 journalists, photographers and camera operators in 190 bureaux. In 2000 the Group had revenues of £3.59 billion and on 30 June 2001, the Group employed 19,081 staff in 210 cities in 99 countries. Reuters celebrates its 150th anniversary this year.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Statement for the six months to 30 June 2001 under the heading ‘Risk Factors’. Copies of the Interim Statement and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Wicks Business Information, based in Fairfield, Connecticut, concentrates on growth by acquisition and development of business magazines, newsletters, conferences, trade shows, Internet services and specialised information products serving the financial and general business sectors. The Wicks Group of Companies, LLC invests in communications, information and media businesses.

24 September 2001

Reuters Subsidiary Instinet Announces Outlook for Third Quarter and
Releases US Share Volumes

24/01

London – Reuters, the global information and news group, said today that Instinet, in which it has an 85% shareholding, made the following statement:

Instinet statement

Instinet Group Incorporated (Nasdaq: INET) announced today that it expects earnings for the third quarter of 2001 to be impacted by the tragic events of September 11 and by lower-than-anticipated U.S. equity share volumes during the quarter.

“The depth of the human tragedy is unfathomable, and our thoughts and prayers are with all those who are suffering,” said Douglas Atkin, President and CEO of Instinet Group Incorporated. Instinet’s Clearing and Settlement operations as well as a telecommunications hub were located in the World Trade Center. “We are facing the trauma of losing two employees, who we will miss deeply, and the strain on our staff that this crisis has evoked,” said Atkin. “However,” he added, “our entire team has pulled together, working tirelessly, cooperatively, and effectively.”

“From a technical and operational standpoint, our back-up systems performed superbly and rapidly, and our U.S. equity business resumed without incident when the U.S. markets reopened,” said Atkin. Further, he noted that the company’s international operations continued without interruption throughout the crisis. “Going forward,” he said, “we believe that Instinet’s market leadership and strong balance sheet will enable us to overcome any short-term challenges and continue to provide innovative trading and independent research services to our global client base.”

The company continues to assess the impact of the recent tragedy on third quarter results. It estimates that the impact to pre-tax earnings in the third quarter will be approximately $18 million, or $0.04 cents per share after tax, consisting primarily of lost revenue associated with the four-day closure of U.S. equity markets. The company believes that substantially all assets physically located at the World Trade Center were covered by its insurance.

Additionally, for most of the third quarter, weak economic conditions and other factors have dampened overall market volumes, and have resulted in reduced trading by some of Instinet’s broker-dealer customers. Average daily volumes have improved markedly during September, normally the strongest month in this seasonally slow period, but the forced four-day closure of U.S. markets will impact volumes this month and therefore for the quarter as a whole. Instinet’s share of trading volume in Nasdaq-listed equity securities is expected to be 13.3 –13.5% in the third quarter, slightly ahead of the comparable period in 2000 but below the second quarter level.

Instinet anticipates that third quarter 2001 earnings will be between $0.07 and $0.09 per share, taking into account the estimated $0.04 per share impact of recent events but excluding the one-time pretax charge of $25 million related to restructuring that was previously announced.

Disclosure of Monthly U.S. Equity Trading Volumes

Beginning with this release, Instinet will disclose its U.S. equity trading volume on a monthly basis. In the future, these volume figures will be disclosed approximately five business days after the end of each month. For convenience, the table immediately below shows Instinet’s U.S. equity trading volume for each month between January 1999 and August 2001. *

	Instinet U.S. Equity Trading Volume by Month (million shares)

	2001			2000			1999
	Nasdaq listed -	Exchange- listed	Total	Nasdaq listed	Exchange- listed	Total	Nasdaq listed	Exchange- listed	Total

January	7,092	985	8,077	4,078	634	4,712	2,841	443	3,284
February	5,712	776	6,488	3,769	576	4,345	2,564	409	2,973
March	7,249	928	8,177	5,007	753	5,760	3,070	527	3,597
April	6,998	875	7,873	4,961	708	5,669	3,179	532	3,711
May	6,153	838	6,991	4,382	748	5,130	2,621	445	3,066
June	5,625	899	6,524	4,302	821	5,123	2,767	480	3,247
July	4,951	847	5,798	4,172	757	4,929	2,784	511	3,295
August	4,218	821	5,039	4,221	840	5,061	2,849	517	3,366
September				4,679	803	5,482	2,828	483	3,311
October				6,375	1,008	7,383	3,046	550	3,596
November				5,513	814	6,327	3,259	493	3,752
December				5,931	859	6,790	3,405	545	3,950

Weekly Release of Preliminary Volumes

Additionally, Instinet will soon begin to make available on its website its preliminary U.S. equity trading volume on a weekly basis. Each week, the company will disclose its average daily volume for the prior week. There may be some adjustment to these weekly numbers in calculating final monthly share volumes. The weekly update will be accessible using the following URL: http://www.instinet.com. For convenience, the table below shows weekly average daily equity trading volume from the beginning of July 2001. *

Instinet Average Daily Equity Trading Volume (million shares)

3Q01 Week	Ending	# trading days	Nasdaq-listed	Exchange-listed	Total
1	07/06/01	4	189.1	32.9	222.0
2	07/13/01	5	261.8	43.7	305.5
3	07/20/01	5	275.8	43.2	319.0
4	07/27/01	5	231.8	41.8	273.6
5	08/03/01	5	201.7	40.0	241.7
6	08/10/01	5	184.6	36.0	220.6
7	08/17/01	5	181.2	35.3	216.6
8	08/24/01	5	181.1	35.4	216.6
9	08/31/01	5	170.1	31.9	201.9
10	09/07/01	4	242.4	44.2	286.6
11	09/14/01	1	204.9	38.0	242.8
12	09/21/01	5	292.8	59.0	351.8

Note: During the week ending 9/14/01, U.S. equity markets were closed for four days due to terrorist attacks on the U.S.

* For a description of how we calculate our Nasdaq volumes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Nasdaq Volume Calculations” in the Prospectus dated May 17, 2001.

About Instinet

Instinet, through affiliates, is one of the world’s largest electronic agency securities brokers and has been providing investors with electronic trading solutions for more than 30 years. Instinet operates an e-financial marketplace where buyers and sellers worldwide can trade securities directly and anonymously with each other, and have the opportunity to lower their overall trading costs. Through its electronic platforms, customers can access 40 securities markets throughout the world. With major offices in New York, London, Paris, Frankfurt, Tokyo, and Hong Kong, Instinet provides its customers with access to research generated by Instinet and by third parties, as well as various informational and decision-making tools. For more information, please go to www.instinet.com.

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

© 2001 Instinet Corporation and its affiliated companies. All rights reserved. Member NASD/SIPC. INSTINET and the INSTINET Mark are service marks in the United States and in other countries throughout the world. Approved for distribution in the UK by Instinet UK Limited, which is regulated by the SFA and a member of the LSE. Instinet Corporation is a subsidiary of Instinet Group Incorporated.

This news release may be deemed to include forward-looking statements relating to Instinet. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Instinet’s prospectus contained in its registration statement on Form S-1, filed with the SEC on May 17, 2001 and available on its website, under the heading ‘Risk Factors’, and other documents filed with the SEC and available on the company’s website. Certain information regarding Nasdaq trading volumes is also included in the registration statement.

End

Contact:

Peter Thomas/Adrian Duffield	Tel: +44 (0) 20 7542 4890/4728
Reuters Corporate Relations - UK
peter.v.thomas@reuters.com or adrian.duffield@reuters.com

Nancy Bobrowitz/Felicia Cosby	Tel: +1 646-223-5220/5223
Reuters Corporate Communications - USA
nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com

Harlan Flint/ Calvin Mitchell	Tel: +1 212 310 7264/7520
Instinet Investor/Corporate Relations - USA
harlan.flint@instinet.com or calvin.mitchell@instinet.com

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Statement for the six months to 30 June 2001 under the heading ‘Risk Factors’. Copies of the Interim Statement and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

1 October 2001

Reuters completes acquisition of Bridge assets

25/01

London – Reuters, the global information, news and technology group, has completed its acquisition of certain assets of Bridge Information Systems Inc., first announced on 30 April 2001.

Tom Glocer, Reuters Chief Executive, said: “The completion of the Bridge acquisition marks the achievement of an important strategic goal for Reuters, and the beginning of a period of operational focus. With Bridge we acquire a large customer base among US institutional investors, leading trading and order routing technologies and a team of highly skilled market professionals. Bridge customers will benefit from Reuters performance, reliability and service focus and existing Reuters customers will gain new information, analytical and transaction capabilities.”

The Bridge assets include content and trading applications for US institutional securities businesses and consist of the following units:

– Bridge Information Systems (in North America), which provides a range of information and trading analytics products including BridgeStation, BridgeChannel and Active 1, targeted at institutional equities traders and portfolio managers;

– EJV, which provides bond pricing, fixed income data and analytics services;

– Bridge Trading Technologies (BTT), which provides software, information and transaction services to connect brokers and their buy-side clients, including indications of interest, order routing and order management;

– Bridge Trading, a licensed broker dealer, primarily in NYSE-listed securities;

– eBridge which provides internet solutions to the financial industry; and

– CRB Index which provides US commodity index prices.

The total purchase consideration was $373 million, which comprised $275 million in cash, $30 million paid to Bridge for interim funding prior to the close, and $38 million of debt financing for Savvis Communications Corporation, Bridge’s network provider. Additionally, Reuters is paying some $30 million cash for deal costs and the settlement of certain existing Bridge liabilities.

With the completion of this acquisition, Reuters Group has more than 663,200 information and transaction accesses worldwide, of which some 75,000 came from Bridge. The purchase also included 400,000 passwords for internet use of eBridge services.

The acquisition of Bridge’s capabilities in fixed income enhances Reuters own products in this area by providing comprehensive US data and analytics.

An integration team consisting of staff from both organisations is committed to ensuring continuity of service and support for customers of the Bridge businesses. This team will determine, from a customer perspective, the best functionality and features to be developed from Reuters and Bridge products.

Financials

Reuters estimates that the acquired assets will generate approximately $100 million of revenue in the fourth quarter, 2001 (net of third party soft dollar costs). The estimated associated losses (before interest, tax, depreciation and amortisation) are currently running at approximately $3.5 million per month. This compares to an estimated $6 million per month disclosed at the time Reuters won the auction for the Bridge assets in April.

Integration costs are now expected to be around $80 million, higher than the original estimate of $65 million, due mainly to increases in employee-related and consultancy support costs. Reuters estimates that the acquisition will be dilutive to pre-goodwill earnings in 2002, have a neutral impact in 2003 and be earnings enhancing in 2004.

The net assets of the Bridge businesses being acquired were, at 30 September 2001, some $85 million, down slightly from the estimated $90 million in April, reflecting a reduction in working capital and assets that are not now being taken on by Reuters.

As part of the Bridge acquisition, Reuters has reached a preliminary agreement to provide MoneyLine, the approved bidder for the Telerate business and certain international Bridge assets, with transitional services for up to four years, from which Reuters expects to receive revenue.

As previously announced, Reuters has also a right to vote and an option to purchase Bridge’s 48% interest in Savvis until three months after closing.

The tragic events on 11 September 2001 in the US had no material impact on the Bridge assets purchased. The Bridge businesses had offices and technical facilities in the World Trade Center and the World Financial Center. Thankfully, all Bridge staff are now accounted for.

End

Contacts:

Peter Thomas/Adrian Duffield	Tel: +44 (0) 20 7542 4890/4728
Corporate Relations - UK

peter.v.thomas@reuters.com or adrian.duffield@reuters.com

Nancy Bobrowitz/Felicia Cosby	Tel: +1 646-223-5220/5223
Corporate Communications - USA

nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com

www.reuters.com/bridge

Note to editors:

Press Teleconference – There will be an international press teleconference at 3pm (UK time) or 10am (US time – EST). If you wish to participate, please call telephone number 00 1-612-288-0337 from the UK or 1-800-288-8968 from the US and refer to the ‘Reuters Teleconference’.

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of Internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Statement for the six months to 30 June 2001 under the heading ‘Risk Factors’. Copies of the Interim Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

The success of the Bridge acquisition will depend, among other things, on the ability of Reuters to realise the anticipated synergies, cost savings and growth opportunities from the integration of the Bridge businesses with Reuters, which will entail substantial expenditures and resources to effect. In addition, Reuters provision of transitional services to the purchaser of the Telerate business and certain international Bridge assets, that are currently dependent on the assets Reuters has acquired, may require a substantial devotion of resources and potentially delay or impair Reuters ability to fully integrate the acquired Bridge businesses for some period of time. There can be no assurance that the integration will result in the realisation of the anticipated benefits or that the integration and the provision of transitional services will not otherwise have a negative effect on Reuters results. The financial projections contained in this release could be adversely affected by the impact of the tragic events on 11 September 2001 in the US and the consequences of those events.

Bridge and some of its affiliates have been in reorganisation proceedings under Chapter 11 of the US Bankruptcy Code since earlier this year.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

2 October 2001

Reuters subsidiary Instinet completes acquisition of ProTrader

26/01

Leveraging New Technology for Institutional Investors Gains Foothold in Active Trader Segment

London – Reuters, the global information and news group, said today that Instinet, in which it has an 85% shareholding, made the following statement:

Instinet statement

NEW YORK, October 2, 2001 – Instinet Group Incorporated (Nasdaq: INET), the world’s largest electronic agency securities broker, today announced that it has completed the acquisition of ProTrader Group, LP, a provider of advanced trading technologies and electronic brokerage services primarily for retail active traders and hedge funds. The acquisition excludes ProTrader’s proprietary trading business. ProTrader’s 2000 annual revenues exceeded $83 million.

Under the terms of the agreement dated July 23, 2001, Instinet acquired ProTrader on October 1, 2001 for $100 million in cash and 5.02 million shares of Instinet common stock valued at US $50 million, based on the average share price of Instinet stock for the seven trading days prior to closing. We anticipate that the transaction will not be material to Instinet Group’s 2001 financial results.

Instinet expects the acquisition to enhance its customer interface and order routing technology, which would advance the Company’s strategy of further developing services for institutional investors. The acquisition also expands Instinet’s reach into the hedge fund market and retail active trader segments by providing a full-service offering with front-end technology, quality executions, and back-office operations.

“The acquisition of ProTrader will allow Instinet to deliver on its strategy to customize its service offerings to its institutional clients in the US,” said Doug Atkin, President and CEO of Instinet Group Incorporated. “Combining the power of Instinet’s deep liquidity pool and broad range of value-added services with the proven direct access technology and trading software of ProTrader will give our customers the opportunity to improve execution performance in an increasingly complex trading environment. We are committed to providing the highest level of technology-supported trading tools and value-added brokerage services to our customers,” he continued.

“We are delighted to be joining forces with such an industry leader as Instinet,” said Jay McEntire, CEO of ProTrader. “ProTrader will continue to focus its efforts and services on supporting semi-professional and professional active traders, as well as actively traded hedge fund portfolios with less than $100 million under management,” he added.

“Combining the best of Instinet and ProTrader will provide Instinet’s clients with more opportunities to maximize their success,“said Jean-Marc Bouhelier, Executive Vice President, U.S. Institutional and Professional Business of Instinet. “As we provide more advanced technology solutions to our traditional institutional customers, we can also provide the comprehensive trading and clearing package sought by active traders and hedge funds.”

As a wholly-owned subsidiary of Instinet Group Incorporated, ProTrader will retain its name and its headquarters in Austin, TX. Jay McEntire will remain CEO of ProTrader Group LP, reporting to Mr. Bouhelier. ProTrader has 184 employees at 17 locations across the U.S.

ProTrader’s proprietary trading business has been spun off into two independent operations, namely Zone Trading Partners, LLC and Zone Equity Partners, LP.

In the fourth quarter, Instinet Clearing Services, Inc. (ICS) will become the correspondent clearing facility for ProTrader. The two proprietary entities will be customers of ProTrader and will enter into an agreement with ICS to clear their trades.

About ProTrader Group

The subsidiaries of Austin, Texas-based ProTrader Group, LP are ProTrader Securities Corporation, its licensed broker-dealer overseeing all aspects of the Company’s 17 trading centers nationwide and its online trading operations; ProTrader Technologies, LP, its software development group that develops the firm’s proprietary trading software and manages technology infrastructure; ProTrader Services, LP, its research division; and ProTrader.com, LP.

About Instinet

Instinet, through affiliates, is the world’s largest electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Instinet operates an e-financial marketplace where buyers and sellers worldwide can trade securities directly and anonymously with each other, and have the opportunity to lower their overall trading costs. Through its electronic platforms, customers can access 40 securities markets throughout the world. With major offices in New York, London, Paris, Frankfurt, Tokyo, and Hong Kong, Instinet provides its customers with access to research generated by Instinet and by third parties, as well as various informational and decision-making tools. For more information, please go to www.instinet.com.

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

©2001 Instinet Corporation and its affiliated companies. All rights reserved. INSTINET and the INSTINET Mark are service marks in the United States and in other countries throughout the world. Approved for distribution in the UK by Instinet UK Limited, which is regulated by the SFA and a member of the LSE. Instinet Corporation and Instinet Clearing Services, Inc. are subsidiaries of Instinet Group Incorporated, both are members of the NASD/SIPC. Neither Zone Trading Partners, LLC nor Zone Equity Partners, LP are affiliates of Instinet Group Incorporated or its subsidiaries.

This news release may be deemed to include forward-looking statements relating to Instinet. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Instinet’s prospectus contained in its registration statement on Form S-1, filed with the SEC on May 17, 2001, under the heading ‘Risk Factors’, and other documents filed with the SEC and available on the Company’s website. Certain information regarding Nasdaq trading volumes is also included in the registration statement and on the Company’s website .

End

Contact:

Peter Thomas/Adrian Duffield	Tel: +44 (0) 20 7542 4890/4728
Reuters Corporate Relations - UK

peter.v.thomas@reuters.com or adrian.duffield@reuters.com

Nancy Bobrowitz/Felicia Cosby	Tel: +1 646-223-5220/5223
Reuters Corporate Communications - USA

nancy.bobrowitz@reuters.com or felicia.cosby@reuters.com

Harlan Flint/ Calvin Mitchell	Tel: +1 212 310 7264/7520
Instinet Investor/Corporate Relations - USA

harlan.flint@instinet.com/calvin.mitchell@instinet.com

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Statement for the six months to 30 June 2001 under the heading ‘Risk Factors’. Copies of the Interim Statement and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company

Reuters Group PLC

2)	Name of director

Charles James Francis Sinclair

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2 above

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Charles James Francis Sinclair

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7)	Number of shares/amount of stock acquired

4000 shares

8)	Percentage of issued class

Less than 1%

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

Ordinary Shares

12)	Price per share

645.78p

13)	Date of transaction

10 September 2001

14)	Date company informed

11 September 2001

15)	Total holding following this notification

14,062 shares

16)	Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes

17)	Date of grant

18)	Period during which or date on which exercisable

19)	Total amount paid (if any) for grant of the option

20)	Description of shares or debentures involved: class, number

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information

24)	Name of contact and telephone number for queries

Janice M Buswell (020) 7542 8187

25)	Name and signature of authorised company official responsible for making this notification

Janice Buswell, Group Regulatory Advisor

Date of Notification 12 September 2001